NOTICE OF DEFAULT

Pursuant to Section 6 of that certain Convertible Promissory Note (“Note”) issued by Intellicell Biosciences, Inc., a Nevada corporation (“Company”) as of May 31, 2012, in the original principal amount of $500,000, to TCA Global Credit Master Fund, LP, a Cayman Islands limited partnership (“Assignor”), which Note has been assigned to Ironridge Global IV, Ltd., a British Virgin Islands business company (“Holder”), Company is hereby given notice of multiple Events of Default, including, but not limited to, each of the following:

1.	Company has failed to pay installments of interest, principal and other sums due under the Note and other Transaction Documents within one Business Day of when such payments were due and payable;

2.	Company has admitted, in writing, its inability to pay its debts as they become due; and

3.	Company has failed to perform, comply with and abide by all of the material stipulations, agreements, conditions and covenants contained in the Note and other Transaction Documents on the part of the Company to be performed complied with, and abided by.

Holder hereby declares the full outstanding principal balance of the Note, together with all other sums due under the Note and the other Transaction Documents, immediately due and payable, together with all accrued and unpaid interest thereon.

The foregoing is without waiver of any of Holder’s rights or remedies, including without limitation any other Events of Default, and shall not constitute a withdrawal of any prior loan acceleration or notice of default by Assignor.

IRONRIDGE GLOBAL IV, LTD.

July 16, 2013